U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                    FORM 5
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address    2. Issuer Name and Ticker  6. Relationship of Reporting
   of Reporting Person    or Trading Symbol          Person to Issuer  (Check
                                                     all applicable)

Stapleton, James C.       Harrington Financial         Director    10% Owner
                          Group, Inc. (HFGI)
c/o Harrington 	                                       Officer 	 X Other
    Financial Group                               Exec. Vice Pres.& Chief
722 Main                                          Operating Officer of
Richmond IN 47374                                 Harrington Bank, FSB,the
                                                  subsidiary of the Issuer

                       3. IRS or Social Security  4. Statement for
                          Number of Reporting        Month/Year
                          Person (Voluntary)
                                                    June, 1999

                                                  5. If Amendment,
                                                     Date of Original
                                                     (Month/Year)

                                                       8/2/99

       Table 1 - Non-Derivative Securities Acquired, Disposed of, or
                 Beneficially Owned

1.Title of  2.Trans- 3.Trans- 4.Securities 5.Amount of   6.Owner-  7.Nature
  Security    action   action   Acquired(A)  Securities	   ship      of In-
  (Instr. 3)  Date     Code     or Disposed  Beneficially  Form:     direct
              (Month/ (Instr.8) of (D)       Owned at End  Direct    Bene-
              Day/             (Instr.3,4,5) of Month      (D) or    ficial
              Year)                          (Instr.3,4)   Indirect  Owner-
                         Code V  Amount (A)  Price         (I)       ship
                                                           or(D)


Common Stock,
$0.125 par value
per share                                        12,000      D

Common Stock,
$0.125 par value
per share                                        2263       I       By ESOP





        Table II - Derivative Securitites Acquired, Disposed of, or
                   Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.Title of 2.Conver- 3.Trans- 4.Trans-   5.Number       6.Date
Derivative sion or     action   action   of Deriv-      exercis-
Security   Exercise    Date     Code     ative          able and
           Price of                      Securi-        Expira-
           Deri-       (Month/           ties           tion Date
           vative      Day/              Acquired       (Month/
           Security    Year)             (A) or         Day/Year)
                                         Disposed
                                         of(D)

                               Code  V  (A)    (D)      Date      Exp
                                                        Exer-     Date
                                                        cisable


Options    $10.00      1/9/97                              *      1/9/07

Options    $12.50      1/13/98                             *     1/13/08

Options    $10.00      1/26/99        A   2,000            *     1/26/09




7.Title and             8.Price    9.Number   10.Owner-
Amount of                of         of deriv-    ship
Underlyin                Deriv-     ative        Form of
Securities               ative      Secur-       Deriv-
                         Secur-     ities        ative
                         ity        Bene-        Secur-
                                    ficially     ity
                                    Owned        Direct
                                    at End       (D) or
                                    of Month     Indirect
                                                 (I)
Title         Amount




Common stock
$.125 par
value per
share	       1,500                 1,500         D

Common stock
$.125 par
value per
share	       2,000                 2,000         D

Common stock
$.125 par
value per
share	       2,000       $0        2,000         D



Explanation of Responses:


* Options vest at a rate of 20% per year from date of grant.







                           /S/James C. Stapleton             9/10/99

                          Signature of Reporting Person         Date